June 14, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS RECORD
QUARTERLY NET INCOME OF $7 MILLION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce the financial results for the Company’s quarter ending March 31, 2011. This is the first period where the Company has prepared its consolidated interim unaudited financial statements using IFRS. The full version of the financial statements and the management discussion and analysis can be viewed on the Company’s web site at www.greatpanther.com or on SEDAR at www.sedar.com.

"We are pleased to report that Great Panther continued to achieve record revenue, earnings from mining operations, and net income in our first quarter this year," said Kaare Foy, Executive Chairman. "We have also made some changes to strengthen both our board and management team which we believe will position us to continue to grow our business profitably in the future.”

		Change from
	First Quarter	First Quarter
Highlights	2011	2010

Revenue	15.5 million	UP 95%
Earnings from mining operations	8.6 million	UP 242%
Net income	7 million	UP 617%
Earnings per share - basic	$0.06	UP 500%
Earnings per share - diluted	$0.05	UP 400%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	410,640	UP 15%
Silver equivalent produced (1)	607,225	UP 15%
Silver payable ounces	348,439	UP 9%
Total cash cost per silver ounce (2)	$10.05	UP 50%
Average revenue per silver ounce sold	$32.18	UP 79%

2011 FIRST QUARTER HIGHLIGHTS

  95% increase in revenue to $15.5 million for the quarter ended March 31, 2011 from $7.9 million for the same period in 2010.

  242% increase in gross profit (earnings from mining operations) to $8.6 million for the three months ended March 31, 2011 from $2.5 million for the same period in 2010.

  $4.8 million increase in cash flows from operating activities to $2.8 million for the quarter ended March 31, 2011 from $2.0 million used in operating activities for the same period in 2010.

  $6.0 million increase in net income to $7.0 million for the quarter ended March 31, 2011 from $1.0 million for the same period in 2010.

  165% increase in Adjusted EBITDA(3) to $8.4 million for the three months ended March 31, 2011 from $3.2 million for the three months ended March 31, 2010.

  On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

  On March 8, 2011, the Company paid off $4.05 million in two outstanding 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share.

  Closed equity offering for gross proceeds of $24.2 million on April 12, 2011.

  15% increase in total metal production to 607,225 silver equivalent ounces (“Ag eq oz”) in the first quarter 2011 from 526,949 Ag eq oz in the first quarter 2010, including 410,640 silver ounces, 2,310 gold ounces, 241 tonnes of lead and 345 tonnes of zinc.

  29% increase in metal production to 406,419 Ag eq oz at Guanajuato compared to the first quarter 2010.

  Record silver production of 137,219 oz Ag at Topia, a 4% increase from the first quarter 2010.

  Increase in cash cost per silver ounce, net of by-products, for the first quarter of 2011 to US$10.05 from US$6.72 for the first quarter of 2010. This was principally due to higher smelter charges arising from new smelter contracts at our Topia mine. Site costs were also higher at Topia because of higher tonnes mined and milled at a lower grade.

  Issued an update on March 7, 2011 to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased Measured and Indicated mineral resources to 7.44 million silver equivalent ounces, a 36.3% increase over the 2009 resource estimate, and Inferred resources to 11.91 million silver equivalent ounces, a 109.3% increase over the previous estimate.

  Exploration drilling confirms silver-gold zones extending to depth at Guanajuatito.

  On February 16, 2011, Minera Mexicana El Rosario S.A. de C.V., Great Panther’s Mexican subsidiary, was awarded its first distinction as a “Socially Responsible Company” for the year 2010 by CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual award is a milestone for us and has been awarded for our commitment to sustainable environmental, social and economic development.

2011 OUTLOOK

As we approach the mid-point of the three-year growth strategy (2010 – 2012), production from both operations is growing and plant capacity is being increased to accommodate future growth, mineral resources are being updated and increased, exploration drilling is being increased and the permitting process has been initiated for the San Ignacio Property, near Guanajuato. The anticipated development of the new San Ignacio Property combined with the improved mineral resources at Guanajuato and Topia support ongoing growth and increased throughput. Operating efficiencies will allow for further increases such that production upside will remain at both mines. The 2012 mine plans will be confirmed once the drill results for the current programs have been interpreted, and mineral resources are updated.

"Following the strong financial performance Great Panther delivered in fiscal 2010, we are off to a stronger start this year, again setting several new records," said Robert Archer, President & CEO.

ABOUT GREAT PANTHER

Great Panther Silver Limited is one of the fastest growing primary silver producers in Mexico with strong leverage to future rises in the price of silver. The Company owns a 100% interest in two operating mines in Mexico. The Company’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver’s Financial Statements or the Annual Report on Form 20-F in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

(1)	Silver equivalent ounces in 2011 were established using prices of US$1,200 per oz of gold, US$20 per oz of silver, US$0.90 per lb of lead, and US$0.90 per lb of zinc.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

(3)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

The Company’s financial statements are now reported under International Financial Reporting Standards ("IFRS") and the 2010 comparative results have been restated to IFRS in the current period financial statements. Refer to Note 2 in the unaudited March 31, 2011 financial statements for a detailed description of our accounting policies under IFRS and Note 14 for disclosures and reconciliation of the impact of IFRS on previously reported results.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited – Prepared by Management)
(Expressed in Thousands of Canadian Dollars, except shares data)

For the three months ended March 31, 2011 and 2010

	2011	2010

Revenue	$15,460	$7,915
Cost of sales:
Cost of sales	5,831	4,405
Amortization and depletion of mineral properties,
plant and equipment	1,016	994
	6,847	5,399

Gross profit	8,613	2,516

General and administrative expenses	1,796	1,337

Income (expenses):
Interest income	54	21
Finance costs	(267)	(249)
Foreign exchange gain	469	974
Other income	15	-
	271	746

Income before income taxes	7,088	1,925

Income tax recovery (expense):
Current income tax recovery (expense)	(79)	(23)
Deferred income tax recovery (expense)	-	(925)
	(79)	(948)
Income for the period	7,009	977

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	300	(4,005)
Net change in fair value of available-for-sale financial assets	(78)	2
	222	(4,003)

Comprehensive income (loss) for the period	$7,231	$(3,026)

Earnings per share
Basic	$0.06	$0.01
Diluted	$0.05	$0.01

Weighted average number of common shares
Basic	122,089,270	113,350,512
Diluted	129,208,193	115,836,965

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(Expressed in Thousands of Canadian Dollars, except shares data)

March 31, 2011, December 31, 2010 and January 1, 2010

	March 31,	December 31,	January 1,
	2011	2010	2010

Assets

Current assets:
Cash and cash equivalents	$15,166	$13,967	$13,312
Restricted cash	97	151	-
Investments	123	200	23
Trade and other receivables	14,158	9,635	5,539
Income taxes recoverable	257	239	342
Inventories	3,365	2,615	1,438
Prepaid expenses, deposits and advances	2,225	1,240	1,585
	35,391	28,047	22,239
Non-current assets:
Mineral properties, plant and equipment	30,591	27,277	19,212
Intangible assets	172	127	102
	30,763	27,404	19,314

	$66,154	$55,451	$41,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables, including derivatives	$5,398	$4,758	$ 2,631
Capital lease obligations	299	369	801
Promissory notes	335	373	122
Convertible loan notes	-	3,716	-
Current tax liability	68	19	27
	6,100	9,235	3,581
Non-current liabilities:
Capital lease obligations	50	128	63
Promissory notes	20	77	118
Convertible loan notes	-	-	3,103
Reclamation and remediation provision	1,831	1,955	2,086
Deferred tax liability	-	-	2,162
	1,901	2,160	7,532
Shareholders’ equity:
Share capital	91,382	83,470	75,910
Reserves	6,783	7,607	12,211
Deficit	(40,012)	(47,021)	(57,681)
	58,153	44,056	30,440

	$66,154	$55,451	$41,553

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Thousands of Canadian Dollars, except shares data)

For the three months ended March 31, 2011 and 2010

	2011	2010

Cash flows provided by (used in) operating activities:
Income for the period	$7,009	$977

Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	1,042	1,005
Foreign exchange losses	53	36
Deferred tax liability	-	925
Accretion on reclamation and remediation provision	10	10
Interest accretion on convertible loan notes	239	215
	8,353	3,168
Changes in non-cash operating working capital:
Trade and other receivables	(4,523)	(4,318)
Income taxes recoverable	(18)	(26)
Inventories	(750)	(877)
Prepaid expenses, deposits and advances	(985)	(129)
Trade and other payables, including derivatives	640	215
Current tax liability	49	5
Net cash provided by (used in) operating activities	2,766	(1,962)

Cash flows used in investing activities:
Intangible assets	(45)	(1)
Mineral properties and capital expenditures	(4,193)	(2,675)
Restricted cash	54	-
Net cash used in investing activities	(4,184)	(2,676)

Cash flows from financing activities:
Repayment of long-term debt	-	(19)
Repayment of capital lease obligations	(139)	(186)
Repayment of promissory notes	(94)	-
Repayment of convertible loan notes	(61)	(81)
Proceeds from exercise of warrants	1,603	472
Proceeds from exercise of options	1,370	381
Issuance of shares for cash, net of issue costs	-	(32)
Net cash from financing activities	2,679	535

	1,261	(4,103)

Effect of exchange rate changes on cash and cash equivalents	(62)	41

Increase (decrease) in cash and cash equivalents	1,199	(4,062)

Cash and cash equivalents, beginning of period	13,967	13,312

Cash and cash equivalents, end of period	$15,166	$9,250